

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 12, 2008

via U.S. mail and facsimile

Mr. John F. Ferraro
Treasurer and Chief Financial Officer
Thermodynetics, Inc.
651 Day Hill Road
Windsor, CT 06095

>   **RE: Thermodynetics, Inc.**
>   **Form 10-KSB for the Fiscal Year ended March 31, 2007**
>   **Filed July 24, 2007**
>   **Form 10-QSB for the Quarterly Period ended December 31, 2007**
>   **Filed February 14, 2008**
>   **File No. 000-10707**

Dear Mr. Ferraro:

We have reviewed your response letter dated February 28, 2008, to our letter dated January 28, 2008, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended March 31, 2007

Note 22 – Discontinued Operations, page 22

1. We have reviewed your responses to our prior comments 3 and 15 and have the following additional comments:

- Please provide a table explaining the specific nature and amount of each material component of the "long-term payables" of $2,782,195.
- In response to prior comment 3, you state "these claims and proceedings have been fully accounted for against Vulcan's assets at the time of the discontinuance of its operations." In response to prior comment 15, you state "all potential liabilities of Vulcan have been fully accounted for against the assets of Vulcan at the time of the discontinuance of its operations." Please provide a detailed explanation of this accounting treatment, with a discussion of how it conforms to the guidance in SFAS 144.
- On page 9, you state "there are a number of threatened and pending actions against Vulcan, and a number of material judgments obtained against Vulcan." Please provide us with a table that identifies each of the threatened and pending actions and outstanding material judgments. For each legal proceeding, (i) describe the nature of the proceeding and identify (ii) any and all damages sought or obtained in the actions against Vulcan, (iii) the amounts accrued on your financial statements, and (iv) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.
- Please explain the reason you believe the $2.7 million will be appropriately recognized in income "once the applicable statute of limitations on such liabilities have passed." Provide specific, detailed information to clarify the basis for this expectation.
- Explain your basis in the accounting literature for recognizing income over a "six-year period commencing upon the August 2005 closing of the Vulcan plant," as well as the specific, relevant terms of the liabilities.

Form 10-QSB for the Quarterly Period ended December 31, 2007

<u>Item 1. Legal Proceedings, page 12</u>

2. We note the Form 8-K that you filed on January 16, 2008, related to the dispute between you and your subsidiary, Turbotec Products Plc. In future filings, please expand your legal proceedings disclosure to clearly explain to your readers the nature of the matter of the dispute and include appropriate footnote disclosures pursuant to SFAS 5.

* * * *

Mr. John F. Ferraro
Thermodynetics, Inc.
March 12, 2008
Page 3

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please furnish your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief